Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288912

Prospectus Supplement No. 1

(To Prospectus dated July 25, 2025)

CYCLACEL PHARMACEUTICALS, INC.

This prospectus supplement updates, amends and supplements the proxy statement/prospectus dated July 25, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-4 (Registration No. 333-288912) and is being filed to update, amend and supplement the information included in the Prospectus with information contained herein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. A copy of the Prospectus can be assessed from the following link: sec.gov/Archives/edgar/data/1130166/000164117225021049/form424b3.htm

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Shares of our common stock, par value $0.001 per share (our “Common Stock”), are listed on The Nasdaq Stock Market, LLC under the symbol “CYCC.” On August 22, 2025, the closing price of our Common Stock was $7.99 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 25, 2025.

Record Date and Voting Power

Only holders of record of Parent Common Stock and shares of Series F Preferred Stock of Parent (“Series F Preferred Stock”) at the close of business on the record date, July 10, 2025, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, there were 1,583,965 shares of Parent Common Stock issued and outstanding and entitled to vote and 278,865 shares of Series F Preferred Stock issued and outstanding (on an as-converted basis) entitled to vote, or in the aggregate 1,862,830 shares entitled to vote. Each share of Parent Common Stock and Series F Preferred Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Series F Preferred Stock

As of July 10, 2025, we had 3,000,000 shares of Series F Preferred Stock issued and outstanding pursuant to a securities purchase agreement (the “Purchase Agreement”) dated June 20, 2025, with certain accredited investors (the “Investors”), pursuant to which the Investors agreed to acquire an aggregate of 3,000,000 shares of the Series F Preferred Stock at a price of $1.00 per share, for aggregate gross proceeds of $3 million in a private placement, subject to the terms and conditions of the Purchase Agreement. In connection with the transaction, the Company issued a series A common stock purchase warrant, series B common stock purchase warrant and series C common stock purchase warrant to each Investor (collectively, the “Warrants”) (such transaction, the “Private Placement”). The proceeds of the transaction will be used for general corporate and operating purposes.

The Investors agreed to invest a total of $3,000,000 at the closing of the transactions under the Purchase Agreement in exchange for an aggregate of 3,000,000 shares of Series F Preferred Stock and 1,962,000 Warrants, which occurred on or about June 20, 2025 (the “Closing”).

Each share of Series F Preferred Stock is convertible into 0.218 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”). In no event will the Series F Preferred Stock be convertible into Common Stock in a manner that would result in each Investor or their transferees or their affiliates holding more than the lower of (i) the maximum percentage of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series F Preferred Stock that can be issued to the holder without requiring a vote of the stockholders of the Company under the rules and regulations of The Nasdaq Capital Market (“Nasdaq”); and (ii) 4.99% of the number of shares of Common Stock outstanding immediately before the original issue date (the “Series F Ownership Limitation”), prior to the date that the Company’s stockholders approve the issuance of shares of Common Stock to the Investors upon conversion of the Series F Preferred Stock.

The series A common stock purchase warrants entitle each Investor to purchase 218,000 shares of Common Stock at an exercise price of $7.65 per share with an expiration date five years from the date of issuance. The series B common stock purchase warrants entitle each Investor to purchase 218,000 shares of Common Stock at an exercise price of $9.00 per share with an expiration date five years from the date of issuance. The series C common stock purchase warrants entitle each Investor to purchase 218,000 shares of Common Stock at an exercise price of $10.20 per share with an expiration date five years from the date of issuance.

Pursuant to the Purchase Agreement, the Company filed a certificate of designations (the “Series F Certificate of Designations”) with the Secretary of State of Delaware designating the rights, preferences and limitations of the shares of the Series F Preferred Stock on June 20, 2025. The Series F Certificate of Designations provides, in particular, that the Series F Preferred Stock will vote together with the Common Stock on an as-converted basis, subject to the Series F Ownership Limitation, subject further to adjustments for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions. The holders of Series F Preferred Stock will be entitled to participate in any dividends made on shares of Common Stock (on an as-converted basis) if and when such dividends are declared. Upon any liquidation or sale of the Company or all or substantially all of its assets, the holders of the Series F Preferred Stock will be entitled to receive pari passu with the other holders of preferred stock, prior to and in preference to any distribution to holders of Common Stock, an amount equal to $1.00 per share, the stated value of the Series F Preferred Stock, then held by them plus any accrued but unpaid dividends. Thereafter, the remaining assets of the Company will be distributed to the holders of Common Stock until such holders receive a return of their capital originally contributed, and thereafter, any remaining assets will be distributed to all holders of Common Stock and preferred stock pro rata based on the number of shares held on an as-converted basis.

Warrants

The Warrants, whose underlying Common Stock is being registered by this prospectus, were issued and sold in the Private Placement. These Warrants have exercise prices of $7.65, $9.00, $10.20 per share, respectively, and expire on June 20, 2030. Each Warrant is exercisable immediately upon issuance subject to the Ownership Limitation and stockholder approval.

The Warrants provide for the adjustment of the exercise price and number of shares issuable upon exercise of the Warrants in connection with stock dividends and splits, such that the number of shares issuable upon exercise of the Warrant is adjusted in proportion to the change in the number of shares outstanding and the aggregate exercise price of the Warrant remains unchanged. The Warrants do not contain anti-dilution or other price protection provisions.

Upon the reclassification, reorganization or recapitalization of our Common Stock, our merger or consolidation with or into another entity, the consummation of a stock purchase agreement whereby more than 50% of the outstanding shares of the Common Stock are acquired by another person or entity, or a sale or other disposition of substantially all of our assets, the holder of each of the Warrants is entitled to receive the number of shares of our Common Stock or the Common Stock of our successor or acquirer that such holder would have been entitled to receive immediately prior to such transaction, and the exercise price for such shares shall be adjusted based on the amount of any alternate consideration receivable as a result of such transaction by a holder of the number of shares of Common Stock for which the Warrant is exercisable immediately prior to such transaction.